

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2018

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Supplemental Response to Registration Statement on Form F-1**
> **Filed January 5, 2018**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your January 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2017 letter.

Principle Shareholders and Selling Shareholders, page 80

1. We note your response to our prior comment 1. You state that "The value of the shares transferred was reflected as an expense in the Company's financial statements with a corresponding credit to contributed paid-in capital pursuant to SAB topic 5T." Please tell us what consideration was given to ASC 250-10 with regards to accounting for this as a correction of an accounting error.

   Additionally, please tell us when you intend to file the amendment to the filing to reflect the ten million dollar expense in the financial statements. If it is considered a correction of an accounting error, please confirm that you plan on marking the June 30, 2017 columns impacted as "restated" and that you will include a restatement footnote explaining the change and the basis for the change.

2. Please provide us with a copy of each of the agreements related to the transfer of stock by Mr. Fun-Ming Lo to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares.

3. We note that your initial disclosure in the amendment dated September 14, 2017 stated that "On June 13, 2017, Mr. Fun-Ming Lo executed instruments to transfer portion of his shares in the Company to Mr. Wei-Yuan Teng, Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of 85,458.75, 20,094.12 and 2,270.83 for their contribution and leadership to the Company and its Subsidiaries."

    You then revised your disclosure in the amendment filed on November 13, 2017 to state that "On June 13, 2017, in recognition of Mr. Teng's capital contribution to Yao-Teh, Mr. Fun-Ming Lo executed an instrument to transfer approximately 85,458.75 of his shares in the Company to Mr. Wei-Yuan Teng, accounting for approximately 25% of the total number of shares outstanding at that time… On June 13, 2017, prior to the Company's stock split, Mr. Fun-Ming Lo transferred to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao part of Mr. Lo's ordinary shares of the Company in the respective amounts of approximately 20,094 and 2,271 shares in recognition of the transferees' loyalty and assistance to Mr. Lo."

    In your draft response to us dated December 29, 2017 you stated that "Mr. Lo transferred the shares to Mr. Kuo and Ms. Liao to show his gratitude for their friendship, and such action of Mr. Lo is caused by a relationship completely unrelated to his position as a stockholder and does not benefit the company."

    And lastly in your response dated January 5, 2018 you stated that "On June 13, 2017, Mr. Fun-Ming Lo, the chief executive officer, director and shareholder of the Company, transferred a portion of his ordinary shares in the Company to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares as compensation for Mr. Kuo's advisory services that have been rendered to the Company."

    Please clearly explain the nature of the "contribution and leadership" provided by these persons, the "loyalty and assistance" they provided to Mr. Lo as well as the "advisory services" rendered to the company, and reconcile these with the assertion that their "friendship" is "completely unrelated" to Mr. Lo's position as a stockholder and "does not benefit the company." Provide us and clearly disclose in the filing the reasons for your revisions to your basis for the share distribution.

4. In light of the additional $10 million expense that will be recorded as a result of our comments, please tell us what consideration was given to including a risk factor within the filing identifying this error as a material weakness in Internal Controls over Financial Reporting.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
       Sichenzia Ross Ference Kesner LLP